Exhibit 4

July 7, 2008

Ms. Susan B. Bayh, Lead Director

c/o Corporate Secretary

Emmis Communications Corporation

One Emmis Plaza, 40 Monument Circle, Suite 700

Indianapolis, IN 46204

RE: An open letter to the independent directors of Emmis Communications Corp.: Susan B. Bayh, Lead Director; Richard A. Leventhal; Peter A. Lund; and Lawrence B. Sorrel

Dear Ms. Bayh et al:

As the four independent directors of Emmis Communications Corporation, all of whom, with the sole exception of Peter Lund (2002), were elected to the Board of Directors prior to the Company’s initial public offering in 1994, each of you has had equal voting power—collectively a majority—on all matters, great or small, that have come before the Board. Individually, and as a group, you have given full and lengthy witness to your personal integrity, competence, accountability, and oversight in your duty of care to protect the interests of the non-insider Class A shareholders who own 84% of the economic worth of Emmis.

As the four of you reflect on the discharge of your duty of care over these many years as agents for those of us who are the de facto principals of Emmis, how would you judge yourselves given the historical record of the Company? Can you, in good conscience, speak with the pride of accomplishment that comes from a job well-done, feeling free to tell your family and friends of your role in shaping and nurturing Emmis into the company it is today? Sadly, the facts about Emmis actions (or inactions), enumerated elsewhere in this letter and enclosure, speak louder than the words of this communiqué. The long-decaying destiny of Emmis seems irretrievably the consequence of a monumental and serial travesty of corporate governance that may be your legacy.

Since the debut of Emmis as a public company in March 1994, the following is how an IPO investor would have fared financially. Having paid $7.21 per share (adjusted for the 2:1 stock split in 2000), 12 years later the investor received his first and only dividend of $4, in November 2006, and as of the date of this letter the per-share market price of the stock is $2.24. Even the $2.24 price of the common stock must be considered suspect because of the ever-more-leveraged capital structure of Emmis, the debt of which is now deemed “junk” by the rating agencies. The compounded total return to the investor during the Company’s 14 year life as a public company has been negative. Inflation and all, the investor would have been better off burying his money in a coffee can in the backyard for a decade and a half. By comparison, the same initial investment of $7.21 in intermediate-term U.S. Treasury notes would be worth $15 today.

To be sure, you, as independent directors, cannot be held entirely accountable for the stock’s slide. Over the long term, however, the stock price is a rough measuring stick of the growth or decline in the intrinsic worth of the business. Even though you can’t influence aggregate demand for radio advertising (or selected other factors that impact broadcast cash flow), there are many decisions that have been within your purview that have affected intrinsic value, most often negatively. First and foremost, the Chief Executive Officer works at your pleasure, not his. It is your primary duty to ensure that he comports himself with integrity, competence, and rationality—and that he is never permitted to put his personal interests before those of the Corporation and its shareholders. Of course, when he also carries the titles of the Chairman of the Board and President, he may have become intransigent—especially if his informal power supersedes his formal authority and he succumbs to the “mutually assured destruction” consequences of absolute power run amok. Do I overstate the case? Please read on.

Surprisingly, many investors harbor the misconception that a person who controls 60% of the shareholder vote therefore controls the Board. Specific to the case of Emmis, the exclusive owner of the super majority Class B shares (10 votes per share versus one for Class A) has within his power to determine who will be re-elected or elected (after ostensibly being nominated by committee persons Susan Bayh, chair, and Richard Leventhal) as the five members of the board. Those of you who are elected by Class A and B shares combined stand for re-election every three years on the staggered ballot, but his dictatorial power no longer holds sway once directors are elected. Each of you is obligated under fiduciary law to execute his or her duty of care to shareholders independently. As the record at Emmis shows, the consequences of “rubber stamping” does not carry the same personal accountability under corporate law as it does under criminal statutes. In the latter instance, those who are “accessories” do not get a waiver but rather are charged as such and, in many jurisdictions, their unwillingness to think and act independently is penalized at parity with the actual perpetrators.

Appointed by you, the independent directors, Ms. Bayh, as the “Lead Director,” is the most powerful non-executive director. As exemplar, the person appointed to the office of Lead Director is emblematic of the deficiencies in corporate governance at Emmis. According to the latest proxy statement, the Lead Director is “responsible for coordinating and leading the independent directors, presiding over executive sessions of the independent directors and acting as a liaison between the independent directors and the rest of the board of directors and Emmis management.” In that role Ms. Bayh’s qualifications may be questionable and she could be conflicted in her legally-mandated commitment to shareholders.

To begin, the well-chronicled personal relationship that Ms. Bayh and her husband have with the Emmis CEO might logically raise legitimate questions about the extent of Ms. Bayh’s independence. At most companies an independent director must be free of any relationship with its senior management that may in fact or appearance impair the director’s ability to make independent judgments or compromise the director’s objectivity and loyalty to shareholders.

In addition, the fees and other non-cash compensation that Ms. Bayh collects from the eight boards on which she sits greatly eclipse her husband’s senatorial salary of $165,000, raising reasonable questions about a possible conflict of interest between personal financial motives and the broader duty of loyalty she has to her multiple constituents by seemingly spreading herself so thin. Sitting on the Boards of multiple companies—as diverse as giant Indianapolis-based health insurer WellPoint (formerly Anthem); Golden State Foods, a vendor to fast-food restaurants; several pharmaceutical, bio-pharma or biotech companies; and acutely troubled E*Trade Bank (the incriminating details of which are beyond the scope of this letter)—would undoubtedly find the most experienced and qualified of corporate directors overstretched. It strains credulity to imagine that the Lead Director of the Emmis Board is always on her “A” game as she leads you and the other board members in keeping a recalcitrant CEO in line while tackling the daunting challenges faced by the radio industry.

The “business judgment rule” is an American case law-derived concept in corporate law that protects directors from legal redress if their “duties are performed (1) in good faith; (2) with the care that an ordinarily prudent person in a like position would exercise under similar circumstances; and (3) in a manner the directors reasonably believe to be in the best interests of the corporation. As part of their duty of care, directors have a duty not to waste corporate assets by overpaying for property or employment services” [italics added for emphasis]. The converse (not selling assets that are more valuable in someone else’s hands) strikes me as equally valid.

Of necessity, corporate law gives equal legal protection to the competent and incompetent alike. The judicial system in this venue has the prerogative only to judge intent, not outcomes. There is no mechanism in our judicial system to opine on serial corporate governance ineptitude like there is in criminal law under “habitual offender” statutes. The free markets, in committing and withdrawing capital, render judgments about competence in management and governance on a daily basis. While subject to periodic whims and bouts of emotional irrationalism, over the long term the markets have been reasonably efficient in appraising the value of most businesses. Given the extended downward trajectory (see enclosed chart) of Emmis’ stock price, the market’s verdict seems clear. That on which the courts cannot rule, the market itself already has.

* * *

Perhaps the July 15, 2008 annual shareholders’ meeting is the time and place for you, the independent directors, to finally take stock of the state of the Emmis union before you are pre-empted. While the Company has not responded to questions from the undersigned, the fact that the CEO has pledged virtually all his stock to secure loans for unknown purposes and amounts, coupled with the harsh reality that the value of the collateral has shrunk by almost two-thirds over the last year, must raise questions in your minds of whether an involuntary change of control could be in the offing. Moreover, apparently the Company is so hamstrung by its debt burden that the $50 million share-repurchase program you authorized (approximately 25% completed at prices more than double the current share price) is stymied as the stock languishes near the lowest price in the Company’s history. It boggles the mind to think that you authorized the repurchase of approximately 20 million shares—for a numbing $400 million—in a Dutch tender offer just two years earlier. Perhaps you are no longer in a position to make the most difficult decision(s) as the shareholders’ agents? By all appearances, the lenders are now the ones calling the shots at our embattled company. But some honorable options do remain for the four of you …

While certainly not a permanent solution, you have the choice to follow Frank V. Sica’s lead and bid Emmis adieu, as he may have done quietly and without fanfare, by opting not to stand for re-election. At the least you will absolve yourselves of further complicity in a sordid saga that may not end well. As addressed just above, the more honorable and permanent act is to squarely address the forces that have rendered Emmis impotent. Emmis has not demonstrated that it has the leadership necessary to be a publicly-owned company. I implore you to act in the best interest of the shareholder constituency. Having few options left, you must certainly believe that the most productive means of wrapping things up is for the Company to engage in an orderly divestiture of its operating assets and distribute the proceeds to shareholders. All shareholders, A and B alike, will benefit equitably and optimally. Should the CEO oppose this directive from the Board, he should be replaced. One can only devoutly hope that the ultimate legacy of each of you will be: “All’s well that ends well.”

It is with great anguish that the undersigned performs his fiduciary duty through such mediums as this letter. I have no personal antipathy for you. However, I shall give no quarter in perfecting my fiduciary duty of care to our clients, a commitment that’s based on trust and confidence, which rightfully takes precedence over other relationships. So long as I believe beyond a shadow of doubt that the essential dynamics and responsibilities of the agent/principal relationship have been breached by our agents at Emmis, I shall not rest until the inequity is resolved.

Sincerely,

Frank Martin, CFA *

Senior Partner

Martin Capital Management **

Enclosure

*	Beneficially owns an aggregate amount of 96,491 shares of Class A stock. Mr. Martin’s shares approximate 80.5% of the combined unrestricted shares individually owned by the four independent directors.
**	Beneficially owns an aggregate amount of 3,167,715 shares or 9.7% of Class A stock.

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Emmis Communications Corp. (Cl A) (EMMS)
28-Feb-1994 to 7-Jul-2008 (Daily) High: 62.320
U.S. Dollar Low: 2.210
Last: 2.270
Data Source: Prices / Exshare ©FactSet Research Systems 2008
Initial Public
Offering
$183 Million
Secondary Offering
Liberty Purchases 13% Stake
In Emmis for $149 Million
$238 Million
Secondary Offering
Acquisition of Lee
Enterprise’s TV Stations
$120 Million
Secondary Offering
$400 Million Share Repurchase
Via Dutch Tender Offer
Washington Nationals
Consideration
Smulyan “Go Private”
Offer
$4 Per Share
Special Dividend
Board Member Sica
Declines Re-Election
$50 Million Share
Repurchase
Authorization
Disclosure That All
CEO Shares Pledged
As Collateral to Bank